Exhibit 99.1

DRYSHIPS INC. ANNOUNCES SUCCESSFUL DELIVERY OF ITS NEWBUILDING SUEZMAX TANKER AND COMMENCEMENT OF 5 YEAR TIME CHARTER

May 24, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, a diversified owner of ocean going cargo vessels, announced today that on May 19, 2017, it has taken delivery of the previously announced 159,855 deadweight tons newbuilding Suezmax tanker.

The vessel was chartered back to the seller and on May 24, 2017, commenced its five year time charter plus optional periods in charterer's option, at a base rate plus profit share. The total expected gross backlog under the time charter, assuming an average spot market for Suezmaxes for the next 5 years of $25,000 per day is estimated to be approximately $43.1 million.

The vessel was acquired from and chartered out to entities affiliated with our Chairman and Chief Executive Officer, Mr. George Economou. The transaction was approved by the audit committee of the Company's Board of Directors and the independent members of the Company's Board of Directors.

Key Financial Information as of May 23, 2017:

-	Cash and cash equivalents: approximately $215.9 million (or $17.75 per share)

-	Book value of vessels, net: approximately $413.7 million (or $34.02 per share)

-	Debt outstanding: approximately $200.0 million

-	Equity, book value: approximately $429.1 million (or $35.28 per share)

-	Number of Shares Outstanding: 12,161,510

Mr. Anthony Kandylidis, President and Chief Financial Officer commented:

"We are very pleased to have successfully taken delivery of our sixth newly acquired vessel and to commence a time charter that is expected to provide stable and visible long term cash flow, while maintaining upside to the spot market."

About DryShips Inc.

The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels, 3 of which are expected to be delivered in the second quarter of 2017; (iii) 5 Kamsarmax drybulk vessels, 3 of which are expected to be delivered in the second quarter of 2017; (iv) 1 Very Large Crude Carrier, which is expected to be delivered in the second quarter of 2017; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 VLGCs which are expected to be delivered in June, September, October and December of 2017; and (viii) 6 offshore support vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com